UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

51Talk Online Education Group

(Name of Issuer)

American depositary shares, each representing sixty (60) Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

16954L204

(CUSIP Number)

19 December 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☒	Rule 13d–1(c)

☐	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954L204

(1)	Names of reporting persons Golien Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 18,967,560
	(7)	Sole dispositive power
	(8)	Shared dispositive power 18,967,560

(9)	Aggregate amount beneficially owned by each reporting person Golien Ltd – 18,967,560 shares* * Represents 18,967,560 Class A ordinary shares (represented by 316,126 ADSs)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)

  Percent of class represented by amount in Row (9)

  8.2% *

  *   The Reporting Persons treat the ADS representing 60 Class A ordinary shares, par value $0.0001 per share as one class of securities. The percentage is based upon 229,974,799 Class A ordinary shares of 51TALK ONLINE EDUCATION GROUP (the “Issuer”) outstanding as of December 31, 2021, as reported in the Annual Report filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

(12)	Type of reporting person (see instructions) IN

CUSIP No. 16954L204

(1)	Names of reporting persons wm100 holding Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 18,967,560
	(7)	Sole dispositive power
	(8)	Shared dispositive power 18,967,560

(9)	Aggregate amount beneficially owned by each reporting person 18,967,560 shares* * Represents 18,967,560 Class A ordinary shares (represented by 316,126 ADSs)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)

  Percent of class represented by amount in Row (9)

  8.2% *

  *   The Reporting Persons treat the ADS representing 60 Class A ordinary shares, par value $0.0001 per share as one class of securities. The percentage is based upon 229,974,799 Class A ordinary shares of 51TALK ONLINE EDUCATION GROUP (the “Issuer”) outstanding as of December 31, 2021, as reported in the Annual Report filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

(12)	Type of reporting person (see instructions) IN

CUSIP No. 16954L204

(1)	Names of reporting persons Beat Stefan Burger
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 18,967,560
	(7)	Sole dispositive power
	(8)	Shared dispositive power 18,967,560

(9)	Aggregate amount beneficially owned by each reporting person 18,967,560 shares* * Represents 18,967,560 Class A ordinary shares (represented by 316,126 ADSs)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)

  Percent of class represented by amount in Row (9)

  8.2% *

  *   The Reporting Persons treat the ADS representing 60 Class A ordinary shares, par value $0.0001 per share as one class of securities. The percentage is based upon 229,974,799 Class A ordinary shares of 51TALK ONLINE EDUCATION GROUP (the “Issuer”) outstanding as of December 31, 2021, as reported in the Annual Report filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

(12)	Type of reporting person (see instructions) IN

CUSIP No. 16954L204

(1)	Names of reporting persons Max Burger
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 18,967,560
	(7)	Sole dispositive power
	(8)	Shared dispositive power 18,967,560

(9)	Aggregate amount beneficially owned by each reporting person 18,967,560 shares* * Represents 18,967,560 Class A ordinary shares (represented by 316,126 ADSs)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)

  Percent of class represented by amount in Row (9)

  8.2% *

  *   The Reporting Persons treat the ADS representing 60 Class A ordinary shares, par value $0.0001 per share as one class of securities. The percentage is based upon 229,974,799 Class A ordinary shares of 51TALK ONLINE EDUCATION GROUP (the “Issuer”) outstanding as of December 31, 2021, as reported in the Annual Report filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G	Page ___ of __

Item 1(a) Name of issuer: 51Talk Online Education Group

Item 1(b) Address of issuer’s principal executive offices: 24 Raffles Place #17-04 Clifford Centre, Singapore 048621

2(a) Name of person filing:

i. Golien Ltd

ii. wm100 holding Ltd

iii. Max Burger

iv. Beat Stefan Burger (collectively, the “Reporting Persons”).

2(b) Address or principal business office or, if none, residence:

For Golien Ltd

Suite 1104-06, 11 F, Tower 2, The Gateway, Tsimshatsui, Kowloon, Hong Kong

For wm100 holding Ltd

Suurstoffi 2, 6343 Rotkreuz/ZG, Switzerland

For Max Burger

Flat 3601, Pacific Place Apartments, 88 Queens Way, Central, Hong Kong

For Beat Stefan Burger

Seemattstrasse 104, 6330 Cham/ZG, Switzerland

2(c) Citizenship:

Golien Ltd—Hong Kong

wm100 holding Ltd—Switzerland

Max Burger—Switzerland

Beat Stefan Burger—Switzerland

2(d) Title of class of securities: American depositary shares, each representing sixty (60) Class A ordinary shares, par value $0.0001 per share

2(e) CUSIP No.: 16954L204

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: As of February 7, 2023, each of the Reporting Persons are the beneficial owners of 316,126 ADS representing 18,967,560 Class A Ordinary Shares.

(b) Percent of class: As of February 7, 2023, each of the Reporting Persons are the beneficial owners of 8.2% of the outstanding Class A Ordinary Shares. This percentage is determined by dividing 18,967,560 Class A Ordinary Shares by 229,974,799, the number of Class A Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2022.

SCHEDULE 13G	Page ___ of __

(c) Number of shares as to which the person has:

Each of Golien Ltd and wm100 holding Ltd, as the parent of Golien Ltd has the sole power to direct the voting and disposition of the ADS held by Golien Ltd reported in Item 4(a). As the shareholders of wm100 holding Ltd, Messrs. Burger have joint power to direct the voting and disposition of the ADS held by Golien SPC reported in Item 4(a).

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [     ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications

(a) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

(c) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February, 7 2023	Signature:	/s/ Max Burger
	Name:	Max Burger
	Title:	Director